THE AFTER CANCER CORPORATION

Post-treatment support for cancer survivors


the
after
cancer

theaftercancer.com Raleigh, NC

Highlights

1. Selected as "Top Startups" by WIRED in 2025
2. Part of the American Cancer Society - BrightEdge's Project Health accelerator program
3. 12 contracts signed
4. $10M qualified pipeline with health systems, with 19 deals in active negotiations
5. Co-founded with Dr. Chasse Bailey-Dorton, who brings 15+ years of clinical experience
6. 600+ survivors already supported

7 Patients using The After Cancer see an improvement of +23% in their quality of life

8 Life after cancer is one of healthcare's biggest unmet needs, with 18M+ survivors in the U.S. alone

Featured Investor

Craig Vercruysse
Syndicate Lead

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Invested $1,000

Former health system operator and investor in 20+ ventures using tech, plus services in health care delivery, social services, and well-being

"As a former health system operator and family member supporting those living with cancer, The After Cancer is filling a desperate need. Before The After Cancer, survivors were left to just "wait and see," a very unsettling time. Now they have the tools and information, provided by The After Cancer, to actively manage their health and well-being while staying connected to their care teams.

When I was a health system operator accountable for the oncology service line, we would have jumped at the chance to add this kind of service for our patients so that we could stay connected to them and they could feel more confident in their remission period.

The After Cancer is solving a critical need that has historically been a gap in the health care delivery system."

Team



Mariana Arnaut CEO & Co-Founder

10+ years in product and innovation across KPMG, Volkswagen, and Net-a-Porter. MBA from HEC Paris. Cancer caregiver.



Caroline Knudsen COO & Co-founder



10+ years in healthcare strategy and operations, including at DaVita and in consulting. MBA from HEC Paris.



Dr. Chasse Bailey Dorton, Mph, MD Medical Director & Co-Founder

15+ years building and leading survivorship and integrative care programs in community hospitals. Family physician with a fellowship in Integrative Medicine. Cancer survivor.

Memo

Join our Community Round mailing list to receive investor updates, company milestones, and exclusive insights as we build the future of cancer survivorship care.

Post-treatment support for cancer survivors

We partner with hospitals to help them support cancer patients after treatment ends without the need for additional clinical staff.

Cancer survivorship is one of the most underserved phases in healthcare. Millions of patients leave treatment every year with ongoing physical and emotional needs, but most health systems lack the resources to support them at scale.

Our platform enables oncology teams to deliver structured, ongoing survivorship care that improves patient outcomes, captures long-term data, and reduces the cost of care.

Cancer doesn't end when treatment ends


80% of cancer survivors lack survivorship care, yet it represents $284B+ of annual healthcare spend.
managing side effects
restoring health
reducing risk of recurrence
coping with emotional health

For millions of survivors, the end of treatment is not the end of the journey. It is often the beginning of a long and unsupported phase marked by side effects, fear of recurrence, emotional distress, and the challenge of rebuilding everyday life.

Today, most cancer survivors lack structured post-treatment support, even though survivorship already represents a massive and growing share of healthcare spend. Survivors are often left to manage recovery on their own, without the guidance, monitoring, or care infrastructure they need to heal well.

The healthcare system is not built for what comes next


Less than 1/5 of hospitals provide survivorship care despite new mandatory accreditation


requirements.
workforce constraints
limited staff expertise
infrastructure gap
delivery method not scalable

Hospitals and oncology teams know survivorship care matters, but most lack the staffing, workflows, or infrastructure to deliver it at scale.

New accreditation requirements are making survivorship care more important, yet traditional models remain difficult to implement. Oncology teams are stretched thin, expertise is limited, and most systems are still relying on care delivery methods that are not sustainable.

The After Cancer helps health systems engage patients after treatment without adding staff

The After Cancer extends the oncology program beyond active treatment through a digital survivorship platform built for long-term patient support.


The After Cancer is a virtual extension of existing cancer programs, allowing oncology teams to scale support after treatment.
Daily Plan
Education
Group Sessions
Chat Support

Patients receive personalized plans, evidence-based protocols, guidance for side effect management, and an AI-powered companion that helps answer questions they have about what they are experiencing physically and emotionally.

Providers get a scalable way to monitor patient progress, track quality-of-life outcomes, and deliver survivorship care without hiring additional clinical staff


1. Hospital releases patient from active treatment
The oncology team refers the patient to The After Cancer via their EMR
2. Patient joins The After Cancer platform
Virtual survivorship support acts as an extension of the oncology program
3. Hospital monitors outcomes at scale
Dashboard tracks patient progress, quality of life, and long-term outcomes

The After Cancer delivers better outcomes for patients and better economics for providers.


Providers
Meet accreditation requirements (Comission on Cancer, NAPBC)
Reduce survivorship care costs by >60%
Deliver care without hiring additional clinicians
Capture outcomes data required for value-based contracts and survey reporting
Patients
+28% Emotional wellbeing
+28% Functional wellbeing
-23% Fear of Recurrence
+20% Work productivity

Early traction shows strong market pull

Since our launch in **September 2025**, The After Cancer has:

- Signed first **2 hospital contracts**
- Closed paid partnerships with 10 non-profit organizations
- Supported **600+ cancer survivors**

- Supported [illegible] cancer survivors
- Built a **$10M qualified pipeline** with health systems, with **19 deals** in active negotiations
- Started generating **inbound leads** from providers interested in survivorship solutions
- Engaged **hundreds of attendees** through our monthly expert insights sessions

This is what early product-market fit looks like: real buyers, real patients, and an engaged community that continues to validate the need for better survivorship care.

Our go-to-market is also being accelerated by regulatory tailwinds in community hospitals, where providers increasingly need survivorship solutions to meet accreditation requirements like the **Commission on Cancer.** That creates a strong wedge for adoption and a clear path to scaling revenue.

The After Cancer is already being adopted by health systems that want to bring evidence-based survivorship support to their patients in a scalable way. Unlike traditional clinical models, The After Cancer doesn't require hospitals to hire dedicated staff.


★★★★★
Samantha Carter
Assistant VP of Oncology Services at AnMed
"Access to The After Cancer platform and its resources provides a wonderful opportunity for our patients.
Evidence-based support is essential for cancer survivors, and we're excited about the valuable ways this will impact care."
AnMed

A team built to solve this problem

A team built to solve this problem

The After Cancer brings together the clinical, operational, and technical expertise needed to build the new model for supporting life after cancer.

Our team includes leaders who have built survivorship programs inside hospitals, scaled healthcare operations, developed data-driven products, and supported cancer patients firsthand. We understand both the complexity of care delivery and what it takes to build products that scale.



Mariana Arnaut, MBA
CEO & Co-Founder
Chasse Bailey-Dorton, MPH, MD
Medical Director & Co-Founder
Caroline Knudsen, MBA
COO & Co-Founder
Thierry Silbermann, PhD
Chief Data Scientist
Hermann Kao
Full Stack Engineer
Cheryl Lecroy
Head of Survivors' Experience

This mission is also deeply personal. Several of us have experienced cancer in our own lives as patients or caregivers, which gives us not only the expertise to build this, but the conviction to see it through.

A scalable business model in a large and growing market

The survivorship care gap is widening every year, and so is its expenditure.

Cancer survivorship is one of the fastest-growing and least supported areas in healthcare. The number of survivors

continues to rise, but the supply of survivorship care is not keeping pace. That mismatch is creating a growing burden for patients, providers, and the healthcare system as a whole.


Growing gap between demand of survivors and supply of care
Demand of survivors
Supply of care
20
15
10
5
0
18.6m survivors
$284bn spent
22m survivors
$337bn spent
2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037

As more people live longer after treatment, health systems are under increasing pressure to provide follow-up support, manage long-term outcomes, and do it all with limited staff and resources.

At The After Cancer, we help health systems meet that rising demand through our scalable digital model that improves patient support without requiring additional clinical headcount.

In our current go-to-market strategy, we contract directly with hospitals through subscription agreements, priced on a per-patient per-year basis, with a yearly platform fee. This allows providers to offer survivorship support across their patient population while aligning cost with usage, creating predictable recurring revenue for us and a scalable model for them.


ARR Forecast
$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2.3m
$7.9m
$14.9m


$2,000,000
$500k
$0
2026
2027
2028
2029

Future projections are not guaranteed.

Our revenue projections reflect what we believe is a realistic growth path from the early traction we have already established in the last 6 months. We are nurturing our growing pipeline of health system opportunities, currently valued at $10m ARR. We are on track to close 15 new enterprise contracts throughout 2026, reaching $500K in ARR this year.


$2bn
Initial GTM
Health Systems
The After Cancer helps Health Systems bridge the resource and skills gap to meet accreditations needs and drive cost efficiencies.
$14bn
Expansion
Health Plans, Employers, Life Insurance
The After Cancer helps Payers manage their member's risk and reduce healthcare costs.
$19bn
Long-term
Life Sciences
The After Cancer provides data that enables Life Sciences to understand the RW outcomes of their drugs and improve adherence.

Over time, we plan to expand beyond providers into health plans, employers, life insurance, and life sciences. That gives The After Cancer a path to becoming core survivorship infrastructure across the cancer ecosystem.

This round will help us turn early traction into repeatable sales

We are raising $500k to accelerate our growth in the next 6 months. This capital will be spent on product development and commercial growth:

- Develop features needed by larger hospitals and deepen AI-driven care delivery

AI-driven care delivery

- Convert our sales pipeline to reach $500k ARR by the end of 2026
- Build a scalable product and sales structure to achieve 10x growth in 2027
- Support thousands of patients and give back quality of life and joy to our users


The next frontier of oncology
isn't only better treatments,
it's better survivorship.

Cancer survivorship is one of the largest and most underserved opportunities in healthcare.

The After Cancer is building the platform, infrastructure, and data layer to transform how survivorship care is delivered. We've shown early traction, proven demand, and built a strong foundation for growth.

Will you join us in building what comes after cancer?

Join our Community Round mailing list to receive investor updates, company milestones, and exclusive insights as we build the future of cancer survivorship care.